UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Exclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO Silicon Solution Co., Ltd
	B. Representative		Lee, Jae-Woo
	C. Main business		Silicon anode material production and other engineering
	A. Financial status of latest fiscal year (million KRW)	Total assets	4,628
		Total liabilities	2,865
		Total shareholders’ equity	1,763
		Capital stock	1,726

2. Shareholding ratio of subsidiary	Before exclusion	Shares held	3,651,767
		Shareholding ratio (%)	100
	After exclusion	Shares held	3,651,767
		Shareholding ratio (%)	100

3. Percentage of value of shares held to total assets	Before exclusion	Value of shares held (million KRW)	52,560
		Percentage in total assets (%)	0.10
	After exclusion	Value of shares held (million KRW)	52,560
		Percentage in total assets (%)	0.10

4. Total number of subsidiaries	Before exclusion		18
	After exclusion		17

5. Reasons for exclusion			In accordance with Article 5.2.5 of Monopoly Regulation and Fair Trade Act, the company was excluded from large business group upon receiving the approval from the Fair Trade Commission on October 4, 2022 after submitting the application requesting grace period as an SME on August 1, 2022.

6. Date of exclusion			October 4, 2022

7. Date of board resolution (decision date)			-

8. Other matters to be factored into investment decisions

•   ‘Company name’ under 1. ‘Details of subsidiary’ is the changed name of Tera Technos Co., Ltd acquired by POSCO HOLDINGS on July 5, 2022. (The name of the company was changed on July 20, 2022)

•   ‘Shares held’ under 2. ‘Shareholding ratio of subsidiary’ is the total number of shares including the paid-in capital increase on July 19, 2022.

(Total number of shares at the time of company acquisition : 3,320,956 shares)

•   ‘Shareholding ratio’ under 2. ‘Shareholding ratio of subsidiary’ is the total number of shares and the ratio has changed from 96.2% to 100% followed by the retirement of treasury shares (3.8%) on June 10, 2022.

•   ‘Percentage in total assets’ before and after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the acquisition value to the total assets of the financial statements of POSCO HOLDINGS after the Spin-off (on Quarterly Report of 1st quarter of 2022)

•   The period of exclusion from large business group under 5. ‘Reasons for exclusion’ is seven years from the date of acquisition or ownership of shares. When the grace period expires or the reasons for not meeting the exclusion requirement occurs, POSCO Silicon Solution Co., Ltd will be included to POSCO HOLDINGS’ subsidiary again.

•   Since the exclusion is due to the approval of grace period as an SME from the Fair Trade Commission, it is not subject to the board resolution.

	Related disclosure	Notice of Inclusion of Subsidiary in Holding Company (Disclosed on July 5, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: October 5, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President